UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Nuverra Environmental Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

14624 N. Scottsdale Road, Suite 300
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85254
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of December 31, 2016, Nuverra Environmental Solutions, Inc. (the “Company” or “us”) was in compliance with all covenants under its asset-based revolving credit facility (the “ABL Facility”), term loan (“Term Loan”), and other debt agreements. The Company is presently seeking an amendment and/or waiver of certain covenants and maturity dates in its ABL Facility and Term Loan, the result of which could have a significant impact on its financial position and disclosure. The Company is continuing to engage in negotiations with its lenders regarding such amendment and/or waiver; however, there can be no assurances that the Company will be able to obtain such amendment and/or waiver. Therefore, the Company requires additional time to finalize its Annual Report on Form 10-K to allow us to make disclosures related to the outcome and impact of such negotiations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph M. Crabb	602	903-7802
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the year ended December 31, 2016 was $152.2 million, a decrease of $204.5 million, or 57.3%, when compared with revenue of $356.7 million for the year ended December 31, 2015. The decrease was attributable to lower overall drilling and completion activities by our customers due to the continued decline in oil and natural gas prices, coupled with continued pricing pressures in all divisions.

Net loss from continuing operations for the year ended December 31, 2016 was $167.6 million, or a loss of $1.84 per diluted share, compared with a net loss from continuing operations of $195.2 million, or a loss of $7.05 per diluted share, for the year ended December 31, 2015.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding our ability to obtain an amendment and/or waiver of certain covenants in our ABL Facility and Term Loan. Any forward-looking statements contained herein are based on information available to us as of the date of this Annual Report and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include, among others: difficulties encountered in restructuring our debt; the ability to timely refinance our ABL Facility and on favorable terms; the ability to make the scheduled interest payments under the agreements governing our debt obligations, including the upcoming interest payments on our notes, and the potential related cross-defaults that would arise under our other credit facilities and indentures and other agreements; the need to seek relief under the United States Bankruptcy Code; risks associated with our indebtedness, including the risk that our debtholders could accelerate our indebtedness in the event of a default; potential impact of litigation; risks of successfully consummating expected restructuring or recapitalization transactions within the timeframes or on the terms contemplated; uncertainty relating to successful negotiation, execution and consummation of all necessary definitive agreements in connection with our strategic initiatives; whether certain markets grow as anticipated; pricing pressures; current and projected future uncertainties in commodities markets, including low oil and/or natural gas prices; changes in customer drilling and completion activities and capital expenditure plans; shifts in production in shale areas where we operate and/or shale areas where we currently do not have operations; control of costs and expenses, including uncertainty regarding the ability to successfully implement cost-management initiatives; liquidity and access to capital; compliance with the terms of agreements governing our indebtedness; and the competitive and regulatory environment. The forward-looking statements contained, or incorporated by reference, herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's views as of the date of this press release. The Company undertakes no obligation to update any such forward-looking statements, whether as a result of new information, future events, changes in expectations or otherwise. Additional risks and uncertainties are disclosed from time to time in the Company’s filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Nuverra Environmental Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	By	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President and Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).